UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-34873

ChinaCache International Holdings Ltd.

(Translation of registrant’s name into English)

2nd Floor, A1-3, Zhaowei Industrial Park

No. 14 Jiuxianqiao Road, Chaoyang District

Beijing, 100015, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) today announced the appointment of new Chairman of Board of Directors (“the Board”) and new committee appointments.

The Board elected and appointed Ms. Qing Zhang to serve as the Company’s Chairman and the Chairman of Audit Committee, and Ms. Xuelian Chi as the Chairman of Compensation Committee and the Chairman of Nominating Committee.

Ms. Qing Zhang has professional experience in investment banking both in China and overseas financial market, solid strategic planning capability, outstanding marketing competence, broad client network and financial skills, international exposure through studying and working abroad, and currently serves as Manager Partner of SUNLAND CAPITAL (BEIJING) INVESTMENT LTD. Ms. Qing Zhang holds a Certified Public Accountant (CICPA).

Ms. Xuelian Chi is a Global HR Executive based in Silicon Valley USA with extensive leadership experiences contributing to organizational growth. Industry background ranges from high-tech fast-growth startups to publicly traded multinational corporations, investment firm, global online gaming, and digital marketing business. She is a graduate of Harvard Kennedy School Senior Executive Fellows, a graduate of Stanford Graduate School of Business Senior Executive Program and serves as Founder/ Principle HR Consultant of Thinking4Dev, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2020	ChinaCache International Holdings Ltd.

	By:	/s/ Tong Tian
Tong Tian
Finance Vice President

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